Yucheng Develops Operational Data Store for
China Citic Bank

Beijing, September 10, 2008 /Xinhua-PRNewswire-FirstCall/ -- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China’s banking industry, today announced a contract to supply China Citic Bank (Citic) with a new Operational Data Store (ODS). This is Citic’s first enterprise-wide business intelligence implementation, and it will provide its senior management with critical customer and business information to facilitate real-time decision making.

The ODS for Citic will aggregate and consolidate data from more than 10 existing business verticals into an in-depth reporting solution with key analytics to allow management to proactively respond to business trends and market developments. The new ODS will cover Citic’s head office and all of its branches across China.

The core framework of Yucheng’s ODS is a repeatable solution that is tightly integrated with the bank’s underlying information systems and fully customizable to its management’s analytical requirements. As Chinese banks become more sophisticated and responsive to client demands, there is increasing investment in management-related solutions, such as Yucheng’s ODS.

Mr. Weidong Hong, CEO of Yucheng Technologies stated, “This solution is another example of our customers viewing Yucheng as a trusted provider of proven technology and industry expertise that will help them thrive in a rapidly changing, increasingly competitive banking environment. We won this contract in a competitive bidding process with other leading providers of similar solutions and we are pleased at the opportunity to expand our relationship with Citic. Further, we believe that our ODS and other management-related products will continue to expand Yucheng’s market share in the rapidly growing business intelligence segment of the FinTech industry.”

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 2,000 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in eighteen cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) channel-related IT solutions, such as web banking and call centers; (ii) business-related processing solutions, such as core banking systems, foreign exchange and treasury management; and (iii) management-related IT solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS merchant acquiring services in partnership with banks in China.

About China Citic Bank

China Citic Bank, founded in 1987 and headquartered in Beijing, is one of the most competitive national commercial banks in China. In November 2006, Citic introduced BBVA as its strategic investor. In April 2007, it was dual-listed on Shanghai and Hong Kong Stock Exchanges. The Banker Magazine ranked China Citic Banks the seventh largest Chinese bank by Tier-1 capital, and the second largest by its profit growth in 2006. Asia Money also ranked Citic Bank as “Best Domestic Provider of Foreign Exchange Services.” As of the end of 2007, Citic had approximately USD 153 billion in total assets.

For further information, please contact

New York:	Mr. Jim Preissler	+1 646 383 4832	jpreissler@yuchengtech.com
Beijing:	Ms. Rebecca Alexander	+1 914 613 3648	ralexander@yuchengtech.com
+86 10 5913 7998

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.